FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 7, 2004, Series 2004-R7	333-112203

Name of Person Filing the Document
(If Other than the Registrant)

04037226

[TPW: NYLEGAL:238890.2] 16882-00195 06/09/04 03:54pm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 7, 2004

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$787,853,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-R7

June 24, 2004

Ameriquest Mortgage Securities Inc.

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

TERM SHEET DATED June 24, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-R7

$787,853,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/ Fitch/DBRS	Initial Credit Enhancement (%)
Offered Certificates									
A-2	99,339,000	FLT/SEQ/SNR	0.60/0.60	1-13/1-13	0	Actual/360	Aug 2034	AAA/Aaa/AAA/AAA	13.45%
A-3	141,544,000	FLT/SEQ/SNR	2.24/2.24	13-48/13-48	0	Actual/360	Aug 2034	AAA/Aaa/AAA/AAA	13.45%
A-4	81,370,000	FLT/SEQ/SNR	6.32/7.24	48-94/48-207	0	Actual/360	Aug 2034	AAA/Aaa/AAA/AAA	13.45%
A-5	41,800,000	FLT/SEQ/SNR	0.50/0.50	1-10/1-10	0	Actual/360	Aug 2034	AAA/Aaa/AAA/AAA	13.45%
A-6	125,000,000	FLT/SEQ/SNR	3.52/3.83	10-94/10-207	0	Actual/360	Aug 2034	AAA/Aaa/AAA/AAA	13.45%
M-1	45,600,000	FLT/MEZZ	5.27/5.82	39-94/39-163	0	Actual/360	Aug 2034	AAA/Aa1/AAA/AAA	11.55%
M-2	18,000,000	FLT/MEZZ	5.27/5.79	39-94/39-156	0	Actual/360	Aug 2034	AA+/Aa1/AA+/AA+	10.80%
M-3	57,600,000	FLT/MEZZ	5.26/5.76	38-94/38-153	0	Actual/360	Aug 2034	AA+/Aa2/AA+/AA+	8.40%
M-4	28,800,000	FLT/MEZZ	5.25/5.71	38-94/38-143	0	Actual/360	Aug 2034	AA/Aa3/AA/AA	7.20%
M-5	26,400,000	FLT/MEZZ	5.25/5.67	38-94/38-137	0	Actual/360	Aug 2034	AA-/A1/AA-/AA-	6.10%
M-6	30,000,000	FLT/MEZZ	5.24/5.61	37-94/37-130	0	Actual/360	Aug 2034	A+/A2/A+/A+	4.85%
M-7	22,800,000	FLT/MEZZ	5.23/5.53	37-94/37-121	0	Actual/360	Aug 2034	A/A3/A/A	3.90%
M-8	20,400,000	FLT/MEZZ	5.23/5.43	37-94/37-112	0	Actual/360	Aug 2034	A-/Baa1/A-/A-	3.05%
M-9	20,400,000	FLT/MEZZ	5.22/5.26	37-94/37-102	0	Actual/360	Aug 2034	BBB+/Baa2/BBB+/BBB+	2.20%
M-10	16,800,000	FLT/MEZZ	4.99/4.99	37-89/37-89	0	Actual/360	Aug 2034	BBB/Baa3/BBB/BBB	1.50%
M-11	12,000,000	FLT/MEZZ	4.54/4.54	37-74/37-74	0	Actual/360	Aug 2034	BBB-/Ba1/NR/BBB-	1.00%
Non-Offered Certificates									
A-1[5]	1,588,146,000	FLT/SNR	Not Offered		0	Actual/360	Aug 2034	AAA/Aaa/AAA/AAA	13.45%
CE	24,000,619	N/A	Not Offered		N/A	N/A	N/A	N/R	N/A
P	100	N/A	Not Offered		N/A	N/A	N/A	N/R	N/A
R	N/A	N/A	Not Offered		N/A	N/A	N/A	N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Certificates will accrue interest at a rate not greater than the Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A-1 Certificates will receive the benefit of a Certificate Insurance Policy issued by the Certificate Insurer.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor: Ameriquest Mortgage Securities Inc.

Originators: Ameriquest Mortgage Company and Town and Country Credit Corporation.

Master Servicer: Ameriquest Mortgage Company.

Trustee: Deutsche Bank National Trust Company.

Mortgage Insurance Provider: Radian Guaranty Inc.

Certificate Insurer: To be determined. The Certificate Insurer will issue a financial guaranty insurance policy for the benefit of the Class A-1 Certificates only (the "Certificate Insurance Policy"). The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest payments and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.

Co-Lead Underwriters: Citigroup Global Markets Inc., UBS Securities LLC, J.P. Morgan Securities Inc.

Co-Managers: Deutsche Bank Securities Inc., Barclays Capital Inc. and BNP Paribas Securities Corp.

Collateral

Mortgage Loans: As of the Collateral Selection Date, 15,136 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $2,399,999,719. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 12,883 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,834,947,316 and with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 2,253 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $565,052,403 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date may be deleted and other Mortgage Loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein, although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV will vary.

Primary Mortgage Insurance Policy: As of the Collateral Selection Date, approximately 39.46% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by the Mortgage Insurance Provider. For each of those Mortgage Loans, the Mortgage Insurance Provider provides insurance coverage, subject to certain caveats, down to 60% of the value of the related mortgaged property.

Dates:

Cut-off Date:	The close of business on July 1, 2004.
Collateral Selection Date:	June 1, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in August 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of June [14], 2004.
Expected Closing Date:	On or about July 7, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R7.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2, Class A-3, Class A-4, A-5 and A-6 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1 Certificates) and Class M Certificates.
Non-Offered Certificates:	Class A-1, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates, which evidence interests in the Group II Mortgage Loans.
Sequential Pay Certificates:	Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates.
Insured Certificates:	Class A-1 Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum), (b) the Trustee Fee Rate (0.0009% per annum) and (c) the PMI Insurer premium fee rate, if applicable.
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date provided that the consent of the Certificate Insurer will be required if such Optional Termination will cause a claim under the Certificate Insurance Policy or if any amount owed to the Certificate Insurer will not be fully reimbursed after the termination.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination. Primary Mortgage Insurance Policy. Certificate Insurance Policy (for the Class A-1 Certificates only).
Initial Overcollateralization Target Percentage:	Approximately 1.00%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	13.45%	2x Initial CE%
M-1	11.55%	2x Initial CE%
M-2	10.80%	2x Initial CE%
M-3	8.40%	2x Initial CE%
M-4	7.20%	2x Initial CE%
M-5	6.10%	2x Initial CE%
M-6	4.85%	2x Initial CE%
M-7	3.90%	2x Initial CE%
M-8	3.05%	2x Initial CE%
M-9	2.20%	2x Initial CE%
M-10	1.50%	2x Initial CE%
M-11	1.00%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the Principal Remittance Amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates (other than the Class CE Certificates), after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, (ii) the premium and reimbursements payable to the Certificate Insurer and (iii) the Principal Remittance Amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group and with respect to the Class A-1 Certificates minus the premium fee rate payable to the Certificate Insurer (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount and the Certificate Insurance Policy does not cover any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group II Certificates	30	September 2004
M	30	September 2004

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be paid pro rata amongst the following two groups of sequential certificates:

1. Classes A-2, A-3 and A-4; and
2. Classes A-5 and A-6.

Principal distributions within these two groups will be made sequentially, beginning with the Class A-2 and A-5 Certificates.

Notwithstanding the foregoing, if the Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M4 Certificates until it reaches 2x the Class M4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M9 Certificates until it reaches 2x the Class M9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [43]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
August 2007 through July 2008	[2.00]%
August 2008 through July 2009	[2.50]%
August 2009 through July 2010	[3.20]%
August 2010 and thereafter	[3.70]%

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay the certificate guaranty insurance premium for the Insured Certificates from the related loan group.

To pay interest on the Class A Certificates, *pro* rata, including any accrued unpaid interest from a prior Distribution Date, first, from its related loan group and then from the other loan group(s).

To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the Certificate Insurance Policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement (other than as provided below).

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay the Certificate Insurer, from loan group I, any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Group II Certificates

Period	Group II Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	476,137,862.04	5.520	8.180
3	463,380,164.84	5.720	8.180
4	450,770,971.31	5.520	8.180
5	438,302,425.62	5.710	8.180
6	425,970,264.68	5.520	8.180
7	413,768,732.24	5.520	8.180
8	401,693,178.12	6.140	8.180
9	389,741,181.10	5.520	8.180
10	377,950,355.19	5.710	8.180
11	366,459,218.72	5.520	8.180
12	355,260,120.06	5.710	8.180
13	344,345,603.74	5.520	8.180
14	333,708,405.39	5.520	8.180
15	323,341,446.78	5.710	8.180
16	313,237,831.13	5.510	8.180
17	303,390,838.34	5.710	8.180
18	293,793,920.55	5.510	8.180
19	284,440,697.61	5.510	8.180
20	275,324,952.86	6.140	8.180
21	266,440,628.85	5.510	8.180
22	257,781,823.32	5.710	8.180
23	249,342,785.16	5.520	8.180
24	241,118,015.50	7.280	8.180
25	233,130,564.28	7.030	8.180
26	225,345,049.76	7.030	8.180
27	217,756,341.67	7.270	8.180
28	210,359,440.71	7.020	8.180
29	203,149,475.11	7.270	8.180
30	196,121,697.47	7.770	8.180
31	189,271,481.47	7.770	8.180

Interest Rate Corridor Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	298,800,000.00	4.880	7.530
3	298,800,000.00	5.080	7.530
4	298,800,000.00	4.870	7.530
5	298,800,000.00	5.080	7.530
6	298,800,000.00	4.870	7.530
7	298,800,000.00	4.870	7.530
8	298,800,000.00	5.530	7.530
9	298,800,000.00	4.870	7.530
10	298,800,000.00	5.080	7.530
11	298,800,000.00	4.870	7.530
12	298,800,000.00	5.080	7.530
13	298,800,000.00	4.870	7.530
14	298,800,000.00	4.870	7.530
15	298,800,000.00	5.080	7.530
16	298,800,000.00	4.870	7.530
17	298,800,000.00	5.080	7.530
18	298,800,000.00	4.870	7.530
19	298,800,000.00	4.870	7.530
20	298,800,000.00	5.520	7.530
21	298,800,000.00	4.870	7.530
22	298,800,000.00	5.070	7.530
23	298,800,000.00	4.890	7.530
24	298,800,000.00	6.440	7.530
25	298,800,000.00	6.190	7.530
26	298,800,000.00	6.180	7.530
27	298,800,000.00	6.430	7.530
28	298,800,000.00	6.180	7.530
29	298,800,000.00	6.430	7.530
30	298,800,000.00	6.820	7.530
31	298,800,000.00	6.820	7.530

Sensitivity Analysis - To Optional Termination Date

FIXED / ARM		0% ppc / 0.00% cpr	50% ppc / 13.50% cpr	75% ppc / 20.25% cpr	100% ppc / 27.00% cpr	125% ppc / 33.75% cpr	150% PPC / 40.50% CPR
A-2	Average Life (yrs)	9.09	1.11	0.78	0.60	0.49	0.41
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	184	26	17	13	10	8
	Prin Pmt Window (mos)	184	26	17	13	10	8
A-3	Average Life (yrs)	20.83	4.54	3.06	2.24	1.72	1.41
	First Principal Period	184	26	17	13	10	8
	Last Principal Period	308	97	65	48	33	26
	Prin Pmt Window (mos)	125	72	49	36	24	19
A-4	Average Life (yrs)	27.77	12.35	8.50	6.32	4.85	3.66
	First Principal Period	308	97	65	48	33	26
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	37	85	62	47	42	35
A-5	Average Life (yrs)	7.86	0.91	0.64	0.50	0.41	0.35
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	162	21	14	10	8	7
	Prin Pmt Window (mos)	162	21	14	10	8	7
A-6	Average Life (yrs)	22.68	6.98	4.76	3.52	2.71	2.11
	First Principal Period	162	21	14	10	8	7
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	183	161	113	85	67	54
M-1	Average Life (yrs)	26.08	10.07	6.93	5.27	4.50	4.26
	First Principal Period	258	58	39	39	42	46
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	87	124	88	56	33	15
M-2	Average Life (ys)	26.08	10.07	6.93	5.26	4.47	4.16
	First Principal Period	258	58	39	39	42	45
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	87	124	88	56	33	16
M-3	Average Life (yrs)	26.08	10.07	6.93	5.26	4.42	4.07
	First Principal Period	258	58	39	38	40	42
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	87	124	88	57	35	19
M-4	Average Life (yrs)	26.08	10.07	6.93	5.25	4.40	3.97
	First Principal Period	258	58	39	38	40	41
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	87	124	88	57	35	20
M-5	Average Life (yrs)	26.08	10.07	6.93	5.25	4.36	3.93
	First Principal Period	258	58	39	38	39	40
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	87	124	88	57	36	21
M-6	Average Life (yrs)	26.08	10.07	6.93	5.24	4.36	3.88
	First Principal Period	258	58	39	37	38	39
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	87	124	88	58	37	22
M-7	Average Life (yrs)	26.08	10.07	6.93	5.23	4.33	3.84
	First Principal Period	258	58	39	37	38	39
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	87	124	88	58	37	22
M-8	Average Life (yrs)	26.08	10.07	6.93	5.23	4.33	3.82
	First Principal Period	258	58	39	37	38	38
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	87	124	88	58	37	23
M-9	Average Life (yrs)	26.07	10.04	6.91	5.22	4.30	3.79
	First Principal Period	258	58	39	37	37	38
	Last Principal Period	344	181	126	94	74	60
	Prin Pmt Window (mos)	87	124	88	58	38	23
M-10	Average Life (yrs)	25.95	9.63	6.61	4.99	4.10	3.62
	First Principal Period	258	58	39	37	37	37
	Last Principal Period	341	172	119	89	70	57
	Prin Pmt Window (mos)	84	115	81	53	34	21
M-11	Average Life (yrs)	25.61	8.81	6.02	4.54	3.75	3.31
	First Principal Period	258	58	39	37	37	37
	Last Principal Period	332	144	99	74	58	47
	Prin Pmt Window (mos)	75	87	61	38	22	11

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R7

Sensitivity Analysis - To Maturity

FIXED ARM		0% ppc 0.00% cpr	50% ppc 13.50% cpr	75% ppc 20.25% cpr	100% ppc 27.00% cpr	125% ppc 33.75% cpr	150% PPC 40.50% CPR
A-2	Average Life (yrs)	9.09	1.11	0.78	0.60	0.49	0.41
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	184	26	17	13	10	8
	Prin Pmt Window (mos)	184	26	17	13	10	8
A-3	Average Life (yrs)	20.83	4.54	3.06	2.24	1.72	1.41
	First Principal Period	184	26	17	13	10	8
	Last Principal Period	308	97	65	48	33	26
	Prin Pmt Window (mos)	125	72	49	36	24	19
A-4	Average Life (yrs)	27.99	13.81	9.68	7.24	5.57	4.23
	First Principal Period	308	97	65	48	33	26
	Last Principal Period	359	328	266	207	165	135
	Prin Pmt Window (mos)	52	232	202	160	133	110
A-5	Average Life (yrs)	7.86	0.91	0.64	0.50	0.41	0.35
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	162	21	14	10	8	7
	Prin Pmt Window (mos)	162	21	14	10	8	7
A-6	Average Life (yrs)	22.75	7.47	5.16	3.83	2.95	2.30
	First Principal Period	162	21	14	10	8	7
	Last Principal Period	359	328	266	207	165	135
	Prin Pmt Window (mos)	198	308	253	198	158	129
M-1	Average Life (yrs)	26.20	10.91	7.62	5.82	4.93	4.62
	First Principal Period	258	58	39	39	42	46
	Last Principal Period	357	283	213	163	130	106
	Prin Pmt Window (mos)	100	226	175	125	89	61
M-2	Average Life (yrs)	26.20	10.89	7.60	5.79	4.89	4.50
	First Principal Period	258	58	39	39	42	45
	Last Principal Period	356	275	204	156	124	101
	Prin Pmt Window (mos)	99	218	166	118	83	57
M-3	Average Life (yrs)	26.20	10.86	7.57	5.76	4.82	4.39
	First Principal Period	258	58	39	38	40	42
	Last Principal Period	356	271	201	153	121	99
	Prin Pmt Window (mos)	99	214	163	116	82	58
M-4	Average Life (yrs)	26.20	10.81	7.52	5.71	4.76	4.27
	First Principal Period	258	58	39	38	40	41
	Last Principal Period	355	258	188	143	113	92
	Prin Pmt Window (mos)	98	201	150	106	74	52
M-5	Average Life (yrs)	26.19	10.75	7.47	5.67	4.70	4.20
	First Principal Period	258	58	39	38	39	40
	Last Principal Period	354	249	181	137	108	88
	Prin Pmt Window (mos)	97	192	143	100	70	49
M-6	Average Life (yrs)	26.18	10.67	7.40	5.61	4.65	4.12
	First Principal Period	258	58	39	37	38	39
	Last Principal Period	353	239	172	130	103	84
	Prin Pmt Window (mos)	96	182	134	94	66	46
M-7	Average Life (yrs)	26.17	10.55	7.30	5.53	4.56	4.03
	First Principal Period	258	58	39	37	38	39
	Last Principal Period	352	225	161	121	95	78
	Prin Pmt Window (mos)	95	168	123	85	58	40
M-8	Average Life (yrs)	26.14	10.38	7.17	5.43	4.48	3.94
	First Principal Period	258	58	39	37	38	38
	Last Principal Period	350	211	149	112	88	72
	Prin Pmt Window (mos)	93	154	111	76	51	35
M-9	Average Life (yrs)	26.08	10.11	6.97	5.26	4.33	3.81
	First Principal Period	258	58	39	37	37	38
	Last Principal Period	347	194	137	102	80	65
	Prin Pmt Window (mos)	90	137	99	66	44	28
M-10	Average Life (yrs)	25.95	9.63	6.61	4.99	4.10	3.62
	First Principal Period	258	58	39	37	37	37
	Last Principal Period	341	172	119	89	70	57
	Prin Pmt Window (mos)	84	115	81	53	34	21
M-11	Average Life (yrs)	25.61	8.81	6.02	4.54	3.75	3.31
	First Principal Period	258	58	39	37	37	37
	Last Principal Period	332	144	99	74	58	47
	Prin Pmt Window (mos)	75	87	61	38	22	11

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	-----	-----	34	6.519	8.345	67	6.264	10.069
2	5.843	8.503	35	6.307	8.078	68	6.933	11.140
3	6.037	8.497	36	6.516	9.108	69	6.261	10.054
4	5.841	8.501	37	6.304	8.809	70	6.468	10.380
5	6.035	8.505	38	6.303	8.804	71	6.258	10.037
6	5.839	8.499	39	6.512	9.092	72	6.465	10.364
7	5.839	8.499	40	6.301	8.794	73	6.255	10.021
8	6.463	8.503	41	6.509	9.088	74	6.254	10.013
9	5.837	8.497	42	6.298	9.523	75	6.460	10.339
10	6.032	8.502	43	6.297	9.517	76	6.251	9.997
11	5.837	8.497	44	6.729	10.166	77	6.457	10.322
12	6.031	8.501	45	6.294	9.504	78	6.248	9.981
13	5.836	8.496	46	6.502	9.814	79	6.246	9.973
14	5.835	8.495	47	6.291	9.498	80	6.914	11.032
15	6.029	8.499	48	6.500	10.558	81	6.243	9.956
16	5.835	8.504	49	6.289	10.210	82	6.450	10.280
17	6.029	8.498	50	6.287	10.202	83	6.240	9.940
18	5.834	8.504	51	6.495	10.534	84	6.447	10.263
19	5.833	8.503	52	6.285	10.187	85	6.237	9.923
20	6.458	8.498	53	6.493	10.518	86	6.236	9.915
21	5.832	8.502	54	6.282	10.171	87	6.442	10.237
22	6.026	8.497	55	6.280	10.164	88	6.233	9.898
23	5.833	8.505	56	6.952	11.244	89	6.439	10.220
24	6.531	8.499	57	6.278	10.148	90	6.230	9.882
25	6.320	8.501	58	6.485	10.478	91	6.228	9.873
26	6.318	8.498	59	6.275	10.133	92	6.656	10.545
27	6.528	8.500	60	6.483	10.462	93	6.225	9.857
28	6.316	8.502	61	6.272	10.117	94	6.431	10.177
29	6.525	8.500	62	6.271	10.109			
30	6.313	8.501	63	6.478	10.438			
31	6.312	8.497	64	6.268	10.093			
32	6.987	8.949	65	6.475	10.422			
33	6.310	8.079	66	6.265	10.077			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.29% and 1.86% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	-----	-----
2	6.096	8.746
3	6.299	8.749
4	6.095	8.755
5	6.298	8.748
6	6.095	8.754
7	6.095	8.754
8	6.748	8.747
9	6.095	8.753
10	6.298	8.746
11	6.094	8.753
12	6.297	8.746
13	6.094	8.753
14	6.094	8.753
15	6.297	8.746
16	6.094	8.752
17	6.297	8.745
18	6.094	8.752
19	6.093	8.752
20	6.746	8.754
21	6.093	8.751
22	6.296	8.755
23	6.094	8.746
24	6.650	8.745
25	6.435	8.745
26	6.434	8.752
27	6.648	8.746
28	6.432	8.746
29	6.646	8.747
30	6.430	8.750
31	6.429	8.745
32	7.117	8.891
33	6.427	8.026
34	6.641	8.289
35	6.426	8.024
36	6.639	8.942
37	6.424	8.648
38	6.423	8.642
39	6.636	8.924
40	6.421	8.630
41	6.634	8.916
42	6.419	9.247
43	6.418	9.240
44	6.860	9.869
45	6.416	9.225
46	6.629	9.525
47	6.414	9.217
48	6.627	10.152
49	6.412	9.816
50	6.411	9.807
51	6.624	10.125
52	6.409	9.790
53	6.622	10.107
54	6.407	9.772
55	6.406	9.763
56	7.092	10.799
57	6.404	9.745
58	6.617	10.061
59	6.402	9.727
60	6.615	10.042
61	6.400	9.710
62	6.399	9.701
63	6.612	10.015
64	6.397	9.683
65	6.610	9.996
66	6.395	9.665
67	6.394	9.656
68	7.078	10.681
69	6.392	9.638
70	6.604	9.950
71	6.390	9.620
72	6.602	9.932
73	6.388	9.603
74	6.387	9.594
75	6.599	9.904
76	6.385	9.576
77	6.597	9.886
78	6.383	9.558
79	6.382	9.549
80	7.065	10.562
81	6.380	9.531
82	6.592	9.839
83	6.378	9.513
84	6.590	9.821
85	6.376	9.495
86	6.375	9.486
87	6.587	9.793
88	6.373	9.468
89	6.584	9.775
90	6.371	9.451
91	6.370	9.442
92	6.808	10.083
93	6.368	9.424
94	6.579	9.729

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.29% and 1.86% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Excess Spread

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)
1	n/a	1.546	1.847	n/a
2	4.561	1.673	2.028	4.170
3	4.612	1.801	2.209	4.108
4	4.554	1.928	2.390	3.902
5	4.605	2.104	2.548	3.801
6	4.546	2.279	2.706	3.537
7	4.542	2.454	2.863	3.354
8	4.704	2.606	3.003	3.491
9	4.533	2.759	3.143	3.034
10	4.584	2.911	3.282	2.984
11	4.523	3.062	3.410	2.717
12	4.575	3.212	3.538	2.679
13	4.515	3.363	3.666	2.402
14	4.510	3.475	3.763	2.284
15	4.563	3.588	3.860	2.298
16	4.502	3.700	3.957	2.048
17	4.554	3.793	4.043	2.089
18	4.493	3.886	4.129	1.852
19	4.489	3.979	4.216	1.754
20	4.656	4.060	4.290	2.113
21	4.479	4.141	4.364	1.582
22	4.532	4.222	4.438	1.649
23	4.471	4.296	4.505	1.432
24	4.877	4.370	4.572	2.856
25	4.813	4.443	4.639	2.616
26	4.806	4.505	4.692	2.546
27	4.858	4.567	4.744	2.642
28	4.794	4.629	4.796	2.407
29	4.846	4.679	4.842	2.526
30	4.780	4.729	4.888	2.959
31	4.773	4.779	4.934	2.900
32	4.945	4.821	4.972	3.372
33	4.759	4.864	5.010	2.796
34	4.812	4.907	5.048	2.921
35	4.744	4.944	5.083	2.699
36	4.797	4.982	5.119	3.300
37	4.729	5.019	5.155	3.072
38	4.752	5.053	5.187	3.040
39	4.822	5.087	5.220	3.195
40	4.767	5.122	5.252	2.976
41	4.825	5.151	5.281	3.127
42	4.764	5.181	5.310	3.058
43	4.763	5.211	5.339	3.021
44	4.880	5.239	5.366	3.362
45	4.759	5.267	5.393	2.951
46	4.817	5.295	5.419	3.106
47	4.756	5.321	5.445	2.883
48	4.814	5.347	5.472	3.146
49	4.753	5.374	5.498	2.920
50	4.752	5.399	5.523	2.888
51	4.810	5.425	5.548	3.050
52	4.750	5.450	5.572	2.824
53	4.808	5.473	5.596	2.991
54	4.748	5.497	5.619	2.859
55	4.747	5.520	5.642	2.829
56	4.924	5.543	5.664	3.394
57	4.745	5.565	5.686	2.770
58	4.804	5.588	5.708	2.940
59	4.746	5.609	5.730	2.716
60	4.806	5.631	5.752	2.975
61	4.748	5.653	5.774	2.750
62	4.749	5.674	5.795	2.726
63	4.809	5.695	5.816	2.905
64	4.751	5.716	5.837	2.679
65	4.811	5.737	5.857	2.861
66	4.754	5.757	5.877	2.712
67	4.755	5.777	5.897	2.690
68	4.932	5.796	5.915	3.284
69	4.758	5.816	5.934	2.647
70	4.818	5.835	5.952	2.832
71	4.762	5.853	5.970	2.607
72	4.821	5.871	5.988	2.862
73	4.765	5.890	6.007	2.636
74	4.767	5.907	6.024	2.618
75	4.827	5.925	6.041	2.807
76	4.772	5.942	6.058	2.582
77	4.832	5.958	6.074	2.774
78	4.777	5.975	6.090	2.611
79	4.780	5.991	6.106	2.595
80	4.955	6.006	6.119	3.207
81	4.786	6.021	6.133	2.565
82	4.846	6.036	6.146	2.761
83	4.792	6.050	6.160	2.539
84	4.852	6.064	6.174	2.786
85	4.799	6.078	6.187	2.564
86	4.803	6.091	6.200	2.552
87	4.863	6.104	6.213	2.752
88	4.810	6.117	6.225	2.530
89	4.870	6.129	6.237	2.732
90	4.818	6.141	6.249	2.556
91	4.821	6.153	6.260	2.546
92	4.935	6.164	6.271	2.959
93	4.827	6.175	6.282	2.528
94	4.885	6.186	6.293	2.730

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.29% and 1.86% respectively, and the cashf lows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of June 21, 2004.

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	15,136		
Aggregate Current Principal Balance:	$2,399,999,719.38		
Average Current Principal Balance:	$158,562.35		$58,172.12 - $834,335.56
Aggregate Original Principal Balance:	$2,402,530,599.00		
Average Original Principal Balance:	$158,729.56		$60,000.00 - $835,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. MORTGAGE Rates:	7.292%		5.200% - 14.050%
Wtd. Avg. Original Term to Maturity (months):	351		120 – 360
Wtd. Avg. Remaining Term to Maturity (months):	350		117 – 360
Margin (ARM Loans Only):	5.975%		3.000% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	13.312%		11.200% - 20.050%
Minimum Mortgage Rate (ARM Loans Only):	7.312%		5.200% - 14.050%
Wtd. Avg. Original LTV:	77.78%		14.09% - 95.00%
Wtd. Avg. Borrower FICO:	617		500 – 822
Geographic Distribution (Top 5):	CA:	24.25%	
	FL:	10.78%	
	NY:	7.94%	
	MA:	6.54%	
	MD:	4.81%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	10,716	$1,750,001,576.53	72.92	355	39.52	7.312	599	78.4
Fixed	4,420	649,998,142.85	27.08	335	37.80	7.238	666	76.0
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.7**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	5,075	$394,210,779.00	16.41	336	37.06	8.238	602	74.5
100,000.01 - 150,000.00	3,890	482,045,680.00	20.06	347	38.50	7.478	611	78.2
150,000.01 - 200,000.00	2,491	433,794,676.00	18.06	352	39.08	7.179	616	77.7
200,000.01 - 250,000.00	1,455	325,776,231.00	13.56	354	39.96	7.020	621	77.9
250,000.01 - 300,000.00	937	257,577,391.00	10.72	356	40.18	6.952	618	78.6
300,000.01 - 350,000.00	535	173,460,186.00	7.22	356	40.02	6.987	621	79.5
350,000.01 - 400,000.00	284	106,531,252.00	4.43	357	38.91	6.775	632	79.2
400,000.01 - 450,000.00	196	83,352,684.00	3.47	356	40.61	6.778	647	80.8
450,000.01 - 500,000.00	101	48,282,069.00	2.01	357	41.83	6.816	637	79.4
500,000.01 - 550,000.00	67	35,281,880.00	1.47	356	38.77	6.537	651	78.3
550,000.01 - 600,000.00	101	59,185,271.00	2.46	355	39.66	6.723	640	77.2
650,000.01 - 700,000.00	2	1,385,000.00	0.06	359	45.99	5.799	684	61.1
750,000.01+	2	1,647,500.00	0.07	359	47.97	6.435	676	68.0
Total:	**15,136**	**$2,402,530,599.00**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.7**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	5,077	$393,946,966.74	16.41	336	37.06	8.238	602	74.57
100,000.01 - 150,000.00	3,891	481,774,383.89	20.07	347	38.50	7.478	611	78.27
150,000.01 - 200,000.00	2,488	432,913,981.64	18.04	352	39.07	7.180	616	77.74
200,000.01 - 250,000.00	1,458	326,192,521.72	13.59	354	39.97	7.022	621	77.93
250,000.01 - 300,000.00	935	256,871,391.26	10.70	356	40.16	6.949	619	78.69
300,000.01 - 350,000.00	535	173,348,106.25	7.22	356	40.00	6.988	621	79.53
350,000.01 - 400,000.00	284	106,469,976.25	4.44	357	38.87	6.773	632	79.32
400,000.01 - 450,000.00	195	82,871,754.91	3.45	356	40.72	6.782	647	80.85
450,000.01 - 500,000.00	101	48,227,795.53	2.01	357	41.83	6.816	636	79.49
500,000.01 - 550,000.00	67	35,240,672.96	1.47	356	38.77	6.537	651	78.39
550,000.01 - 600,000.00	101	59,112,623.00	2.46	355	39.66	6.723	640	77.25
650,000.01 - 700,000.00	2	1,383,566.05	0.06	359	45.99	5.799	684	61.11
750,000.01+	2	1,645,979.18	0.07	359	47.97	6.435	676	68.01
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	89	$7,510,230.88	0.31	119	35.19	7.777	650	65.9
121 - 180	527	54,889,749.55	2.29	179	35.73	7.429	642	73.0
181 - 240	609	71,423,208.46	2.98	239	36.78	7.253	650	74.5
241 - 300	101	13,731,703.15	0.57	299	37.37	7.149	681	76.6
301 - 360	13,810	2,252,444,827.34	93.85	359	39.23	7.289	615	78.0
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.7**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	190	$41,866,247.89	1.74	353	37.35	5.347	696	75.6
5.500 - 5.999	1,398	306,915,130.81	12.79	352	38.42	5.818	672	77.1
6.000 - 6.499	1,581	317,944,511.80	13.25	351	38.39	6.256	659	77.3
6.500 - 6.999	3,101	555,697,103.39	23.15	349	38.54	6.765	632	79.0
7.000 - 7.499	1,459	231,962,428.43	9.67	349	39.06	7.245	604	77.5
7.500 - 7.999	2,743	404,029,659.49	16.83	350	39.28	7.760	589	77.7
8.000 - 8.499	995	132,190,326.63	5.51	351	40.30	8.255	574	77.8
8.500 - 8.999	1,682	203,476,655.61	8.48	350	39.74	8.754	570	77.2
9.000 - 9.499	503	54,707,885.68	2.28	347	40.29	9.246	567	76.5
9.500 - 9.999	798	84,136,934.51	3.51	348	40.75	9.751	557	77.2
10.000 - 10.499	213	21,545,471.47	0.90	349	42.11	10.236	560	79.1
10.500 - 10.999	288	26,442,896.82	1.10	348	41.47	10.741	551	75.8
11.000 - 11.499	68	6,780,609.83	0.28	350	40.79	11.239	559	76.9
11.500 - 11.999	84	8,930,509.64	0.37	356	40.71	11.752	553	79.1
12.000 - 12.499	18	1,743,712.54	0.07	358	43.23	12.266	562	81.5
12.500 - 12.999	12	1,335,549.01	0.06	358	38.83	12.605	585	78.4
13.000 - 13.499	1	164,770.00	0.01	354	44.00	13.050	524	75.0
13.500 - 13.999	1	64,987.46	0.00	359	42.00	13.750	587	65.0
14.000 - 14.499	1	64,328.37	0.00	354	40.00	14.050	512	70.0
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.7**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	62	$6,992,958.90	0.29	336	34.71	7.353	633	21.09
25.01 - 30.00	54	5,786,909.59	0.24	342	34.07	7.171	648	28.13
30.01 - 35.00	105	12,993,728.24	0.54	331	34.17	6.897	671	32.82
35.01 - 40.00	129	16,319,600.19	0.68	330	36.98	7.164	626	37.89
40.01 - 45.00	163	20,413,506.88	0.85	337	34.15	6.941	636	42.51
45.01 - 50.00	227	31,172,320.00	1.30	338	37.34	7.221	614	47.87
50.01 - 55.00	344	52,433,186.17	2.18	348	37.05	7.114	615	53.00
55.01 - 60.00	678	97,975,146.08	4.08	346	37.97	7.548	592	58.22
60.01 - 65.00	751	113,060,477.93	4.71	347	39.03	7.282	607	62.97
65.01 - 70.00	914	143,556,530.11	5.98	348	38.54	7.214	613	67.87
70.01 - 75.00	2,400	352,471,410.53	14.69	352	38.61	7.651	586	73.64
75.01 - 80.00	2,562	398,296,940.93	16.60	348	38.86	7.121	625	78.64
80.01 - 85.00	2,499	414,528,476.26	17.27	353	40.06	7.473	607	83.70
85.01 - 90.00	3,965	686,285,039.11	28.60	353	39.66	7.141	634	89.13
90.01 - 95.00	283	47,713,488.46	1.99	348	39.32	6.937	699	93.65
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	754	$98,813,689.39	4.12	356	42.16	8.559	509	68.27
520 - 539	1,417	197,700,176.68	8.24	354	41.06	8.533	529	73.34
540 - 559	1,660	240,690,547.15	10.03	354	40.32	8.066	551	76.36
560 - 579	1,781	265,005,177.66	11.04	353	38.95	7.737	569	77.97
580 - 599	1,414	218,686,876.41	9.11	352	38.88	7.551	589	78.27
600 - 619	1,535	245,078,200.68	10.21	351	39.22	7.285	609	78.81
620 - 639	1,672	273,268,255.14	11.39	351	38.67	6.982	629	80.46
640 - 659	1,492	253,468,011.48	10.56	348	38.83	6.724	649	80.38
660 - 679	1,033	181,892,304.35	7.58	346	38.51	6.616	669	79.92
680 - 699	796	140,754,623.14	5.86	344	38.56	6.527	689	80.41
700 - 719	561	103,131,928.65	4.30	345	37.61	6.460	709	78.33
720 - 739	329	59,746,164.10	2.49	345	37.77	6.289	729	79.22
740 - 759	298	51,296,154.59	2.14	343	35.64	6.374	749	76.51
760 - 779	231	40,939,390.32	1.71	339	36.07	6.220	769	73.07
780 - 799	139	25,044,147.78	1.04	338	35.51	6.180	788	69.75
800+	24	4,484,071.86	0.19	335	31.89	6.037	806	58.40
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.00 - 25.00	1,946	$272,766,033.97	11.37	345	18.78	7.203	630	75.02
25.01 - 30.00	1,463	211,200,533.93	8.80	348	28.17	7.222	621	76.61
30.01 - 35.00	1,883	291,340,569.25	12.14	347	33.09	7.185	622	77.24
35.01 - 40.00	2,283	363,096,264.02	15.13	351	38.08	7.240	619	77.81
40.01 - 45.00	2,795	455,017,858.31	18.96	351	43.16	7.297	617	78.54
45.01 - 50.00	3,888	661,529,908.32	27.56	352	48.13	7.244	620	79.41
50.01 - 55.00	878	145,048,551.58	6.04	355	53.12	8.113	564	75.85
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	2,470	$581,907,481.17	24.25	354	39.17	6.694	631	75.19
Florida	2,038	258,653,842.82	10.78	350	38.99	7.464	607	78.92
New York	848	190,482,767.45	7.94	352	39.72	7.378	626	73.24
Massachusetts	727	156,896,373.15	6.54	355	39.33	6.925	618	73.86
Maryland	652	115,335,550.49	4.81	351	39.60	7.231	610	78.72
Illinois	706	107,397,293.79	4.47	354	39.48	7.779	606	80.16
Texas	1,006	100,660,362.98	4.19	331	39.04	8.096	605	76.92
Michigan	587	71,818,171.40	2.99	353	39.74	7.506	603	80.34
Minnesota	434	71,740,807.60	2.99	352	37.83	7.141	625	80.91
Pennsylvania	525	62,325,539.17	2.60	342	39.96	7.512	609	79.87
Washington	342	59,909,569.59	2.50	353	37.76	7.053	622	81.30
Connecticut	318	55,205,320.10	2.30	351	40.45	7.195	615	77.80
Georgia	385	51,769,760.06	2.16	348	38.56	8.450	604	81.75
Wisconsin	345	44,073,558.64	1.84	349	39.51	8.071	611	81.05
Colorado	255	43,210,961.13	1.80	353	39.83	7.325	627	80.45
Rhode Island	202	35,931,541.44	1.50	350	41.50	6.981	607	74.12
Alabama	321	34,362,005.51	1.43	330	38.07	8.044	611	82.15
Indiana	320	34,287,530.25	1.43	346	36.42	7.520	611	82.85
Tennessee	305	32,953,987.48	1.37	339	37.32	7.616	614	82.68
Nevada	135	25,854,759.10	1.08	357	37.86	7.023	616	80.90
Missouri	220	24,737,482.01	1.03	348	37.67	7.593	604	81.64
Ohio	195	22,705,884.31	0.95	352	38.44	7.799	583	82.50
Louisiana	216	21,700,529.96	0.90	338	37.84	8.134	596	80.04
Arizona	179	21,210,063.68	0.88	348	36.73	7.273	624	81.08
New Hampshire	123	19,653,707.61	0.82	349	39.49	6.975	615	77.43

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Oklahoma	167	15,952,797.45	0.66	342	38.30	7.756	618	82.64
Hawaii	66	15,567,093.75	0.65	348	38.00	6.988	637	73.27
Maine	112	15,207,266.30	0.63	340	39.12	7.461	618	77.68
North Carolina	133	14,581,853.61	0.61	354	38.26	8.674	598	81.74
Kansas	132	13,490,304.25	0.56	336	38.04	7.932	619	83.53
Mississippi	119	12,942,379.74	0.54	330	37.31	7.917	612	82.19
Oregon	65	9,260,416.93	0.39	350	38.68	7.073	633	81.41
Delaware	69	9,193,521.33	0.38	350	39.33	6.870	622	78.08
South Carolina	70	7,799,168.98	0.32	351	39.28	8.744	600	82.22
Utah	46	7,523,000.69	0.31	358	37.30	7.284	614	85.55
Arkansas	74	7,508,165.24	0.31	342	37.51	8.160	623	81.62
Nebraska	63	6,983,531.79	0.29	344	36.14	7.764	604	83.26
Kentucky	43	4,638,176.29	0.19	345	37.37	7.893	598	80.65
Iowa	44	4,104,289.40	0.17	329	38.23	8.122	626	83.29
Alaska	15	2,645,280.45	0.11	341	42.30	7.616	626	82.49
Wyoming	23	2,591,206.54	0.11	347	38.53	7.789	625	78.88
Vermont	8	1,074,384.72	0.04	310	39.39	7.631	616	75.25
Idaho	8	976,981.16	0.04	358	31.53	7.944	584	83.39
North Dakota	7	931,982.51	0.04	358	41.18	7.130	651	82.65
Montana	7	845,916.05	0.04	339	39.62	7.506	639	82.22
South Dakota	5	557,512.92	0.02	359	40.90	8.513	555	70.23
New Jersey	2	315,924.51	0.01	355	37.44	7.905	670	87.47
New Mexico	3	309,889.30	0.01	356	39.36	8.335	650	80.30
District of Columbia	1	213,824.58	0.01	359	50.00	7.000	535	38.91
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Primary	14,337	$2,289,377,439.17	95.39	350	39.31	7.280	616	77.85
Investor	618	83,699,326.96	3.49	348	32.14	7.553	646	76.21
Second Home	181	26,922,953.25	1.12	351	38.86	7.522	646	76.94
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Doc	11,216	$1,780,212,272.71	74.18	349	38.96	7.187	619	78.52
Limited Doc	1,735	287,210,274.16	11.97	352	38.79	7.350	610	79.24
Stated Doc	2,185	332,577,172.51	13.86	352	39.78	7.804	617	72.52
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	13,983	$2,226,439,243.45	92.77	350	39.04	7.298	616	77.61
Refinance-Debt Consolidation No Cash Out**	1,114	166,468,584.97	6.94	348	39.49	7.206	627	79.72
Purchase	39	7,091,890.96	0.30	359	34.75	7.455	646	84.37
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	3,121	$482,591,872.55	20.11	352	38.95	7.383	585	79.54
3A	1,192	192,514,993.80	8.02	350	39.14	7.144	615	79.37
4A	1,360	227,430,860.72	9.48	351	38.66	6.846	633	81.26
5A	1,271	219,608,546.99	9.15	348	38.94	6.638	649	80.96
6A	937	165,817,946.54	6.91	346	38.40	6.532	669	80.14
7A	1,067	190,879,673.58	7.95	344	38.55	6.500	693	79.46
8A	1,227	220,247,514.64	9.18	342	36.39	6.267	746	76.11
A	1,083	167,746,877.31	6.99	354	38.56	7.928	578	78.87
B	2,194	306,847,558.23	12.79	353	41.27	8.453	547	74.81
C	1,432	194,925,866.00	8.12	355	40.74	8.456	541	69.37
D	252	31,388,009.02	1.31	354	39.89	8.659	527	57.91
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
SF Detached	12,831	$2,029,838,967.26	84.58	350	39.06	7.295	616	78.10
2-4 Family	697	143,646,538.28	5.99	353	38.88	7.288	631	72.58
Condo	602	96,217,750.26	4.01	352	39.30	6.947	630	79.04
PUD Detached	461	75,708,656.70	3.15	350	39.48	7.327	617	80.08
Manufactured Housing	372	34,710,733.31	1.45	342	37.25	7.728	627	71.84
SF Attached	131	13,980,641.49	0.58	348	39.16	7.983	594	78.91
PUD Attached	42	5,896,432.08	0.25	351	42.42	7.397	612	77.16
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	4,556	$688,220,935.33	28.68	350	39.53	7.779	609	77.66
12	532	105,909,664.29	4.41	346	39.08	7.006	648	73.00
24	29	6,080,611.15	0.25	344	42.89	8.313	619	80.50
30	22	4,470,350.31	0.19	356	39.44	7.709	597	83.16
36	9,997	1,595,318,158.30	66.47	350	38.84	7.096	619	78.12
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	14,314	$2,045,455,765.72	85.23	349	38.88	7.382	614	77.50
Non-Conforming	822	$354,543,953.66	14.77	356	40.05	6.771	637	79.40
Total:	**15,136**	**$2,399,999,719.38**	**100.00**	**350**	**39.06**	**7.292**	**617**	**77.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	190	$41,866,247.89	2.39	353	37.35	5.347	696	75.66
11.500 - 11.999	1,184	259,140,906.37	14.81	355	38.91	5.803	656	79.52
12.000 - 12.499	1,021	201,696,738.90	11.53	356	39.06	6.254	625	79.85
12.500 - 12.999	1,940	360,312,781.07	20.59	356	38.91	6.773	607	79.79
13.000 - 13.499	958	158,696,979.23	9.07	355	39.50	7.248	582	76.64
13.500 - 13.999	1,998	309,592,128.62	17.69	356	39.58	7.769	574	77.41
14.000 - 14.499	711	101,420,398.80	5.80	356	40.94	8.252	562	77.65
14.500 - 14.999	1,241	156,591,787.42	8.95	356	40.36	8.749	563	77.51
15.000 - 15.499	370	42,534,730.29	2.43	354	40.82	9.246	559	76.75
15.500 - 15.999	577	64,226,131.59	3.67	354	41.07	9.744	552	77.60
16.000 - 16.499	173	17,860,624.15	1.02	354	42.52	10.241	556	79.56
16.500 - 16.999	216	20,690,037.57	1.18	353	41.81	10.739	549	75.65
17.000 - 17.499	46	5,087,453.56	0.29	354	40.68	11.242	564	78.73
17.500 - 17.999	65	7,384,874.16	0.42	358	41.02	11.763	556	80.75
18.000 - 18.499	12	1,338,071.06	0.08	358	42.31	12.241	564	83.12
18.500 - 18.999	11	1,267,600.02	0.07	358	38.60	12.603	585	78.25
19.000 - 19.499	1	164,770.00	0.01	354	44.00	13.050	524	75.00
19.500 - 19.999	1	64,987.46	0.00	359	42.00	13.750	587	65.00
20.000+	1	64,328.37	0.00	354	40.00	14.050	512	70.00
Total:	**10,716**	**$1,750,001,576.53**	**100.00**	**355**	**39.52**	**7.312**	**599**	**78.42**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 – 5.499	190	$41,866,247.89	2.39	353	37.35	5.347	696	75.66
5.500 – 5.999	1,184	259,140,906.37	14.81	355	38.91	5.803	656	79.52
6.000 – 6.499	1,021	201,696,738.90	11.53	356	39.06	6.254	625	79.85
6.500 – 6.999	1,940	360,312,781.07	20.59	356	38.91	6.773	607	79.79
7.000 – 7.499	958	158,696,979.23	9.07	355	39.50	7.248	582	76.64
7.500 – 7.999	1,998	309,592,128.62	17.69	356	39.58	7.769	574	77.41
8.000 – 8.499	711	101,420,398.80	5.80	356	40.94	8.252	562	77.65
8.500 – 8.999	1,241	156,591,787.42	8.95	356	40.36	8.749	563	77.51
9.000 – 9.499	370	42,534,730.29	2.43	354	40.82	9.246	559	76.75
9.500 – 9.999	577	64,226,131.59	3.67	354	41.07	9.744	552	77.60
10.000 - 10.499	173	17,860,624.15	1.02	354	42.52	10.241	556	79.56
10.500 - 10.999	216	20,690,037.57	1.18	353	41.81	10.739	549	75.65
11.000 - 11.499	46	5,087,453.56	0.29	354	40.68	11.242	564	78.73
11.500 - 11.999	65	7,384,874.16	0.42	358	41.02	11.763	556	80.75
12.000 - 12.499	12	1,338,071.06	0.08	358	42.31	12.241	564	83.12
12.500 - 12.999	11	1,267,600.02	0.07	358	38.60	12.603	585	78.25
13.000 - 13.499	1	164,770.00	0.01	354	44.00	13.050	524	75.00
13.500 - 13.999	1	64,987.46	0.00	359	42.00	13.750	587	65.00
14.000 - 14.499	1	64,328.37	0.00	354	40.00	14.050	512	70.00
Total:	**10,716**	**$1,750,001,576.53**	**100.00**	**355**	**39.52**	**7.312**	**599**	**78.42**

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	2	$185,815.22	0.01	314	38.97	8.450	590	73.00
3.250 - 3.499	1	94,904.51	0.01	359	25.00	5.950	622	79.17
3.500 - 3.749	4	781,678.83	0.04	309	35.81	5.645	662	77.19
3.750 - 3.999	3	735,836.66	0.04	359	39.43	5.808	694	74.23
4.000 - 4.249	6	1,154,139.09	0.07	359	37.89	6.360	634	77.20
4.250 - 4.499	10	1,955,633.80	0.11	359	32.29	6.057	667	85.30
4.500 - 4.749	47	8,277,986.20	0.47	353	36.01	6.082	709	83.13
4.750 - 4.999	344	66,339,774.78	3.79	355	37.73	6.053	729	82.10
5.000 - 5.249	445	89,989,276.09	5.14	356	38.97	6.224	686	82.61
5.250 - 5.499	500	97,850,622.58	5.59	356	39.12	6.206	664	82.71
5.500 - 5.749	764	141,056,390.98	8.06	355	39.18	6.425	645	82.03
5.750 - 5.999	1,149	201,315,986.96	11.50	356	38.75	6.719	620	81.59
6.000 - 6.249	3,279	541,624,839.71	30.95	355	39.23	7.225	590	79.93
6.250 - 6.499	937	145,802,711.12	8.33	356	39.04	7.941	571	77.65
6.500 - 6.749	1,926	272,982,164.53	15.60	355	41.23	8.400	545	74.58
6.750 - 6.999	1,299	179,853,815.47	10.28	357	40.76	8.473	537	67.89
Total:	**10,716**	**$1,750,001,576.53**	**100.00**	**355**	**39.52**	**7.312**	**599**	**78.42**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
December 2005	1	$151,607.72	0.01	353	39.00	6.990	643	84.72
January 2006	209	27,088,152.69	1.55	352	41.78	8.875	578	77.83
February 2006	3	502,437.74	0.03	355	43.86	8.856	608	81.49
March 2006	6	947,759.36	0.05	345	32.14	7.310	580	84.94
April 2006	6	1,061,995.47	0.06	355	34.78	6.862	589	83.67
May 2006	464	64,240,638.85	3.67	355	39.88	7.681	591	79.91
June 2006	9,997	1,651,148,115.70	94.35	356	39.49	7.271	600	78.37
July 2006	30	4,860,869.00	0.28	360	34.45	7.670	580	75.49
Total:	**10,716**	**$1,750,001,576.53**	**100.00**	**355**	**39.52**	**7.312**	**599**	**78.42**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	10,716	$1,750,001,576.53	100.00	355	39.52	7.312	599	78.42
Total:	**10,716**	**$1,750,001,576.53**	**100.00**	**355**	**39.52**	**7.312**	**599**	**78.42**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	10,716	$1,750,001,576.53	100.00	355	39.52	7.312	599	78.42
Total:	**10,716**	**$1,750,001,576.53**	**100.00**	**355**	**39.52**	**7.312**	**599**	**78.42**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,253	
Aggregate Current Principal Balance:	$565,052,403.32	
Average Current Principal Balance:	$250,800.00	$59,813.15 - $834,335.56
Aggregate Original Principal Balance:	$565,632,679.00	
Average Original Principal Balance:	$251,057.56	$60,000.00 - $835,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. MORTGAGE Rates:	7.032%	5.200% - 14.050%
Wtd. Avg. Original Term to Maturity (months):	357	180 - 360
Wtd. Avg. Remaining Term to Maturity (months):	356	174 – 360
Margin (ARM Loans Only):	5.884%	3.991% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	13.100%	11.200% - 20.050%
Minimum Mortgage Rate (ARM Loans Only):	7.100%	5.200% - 14.050%
Wtd. Avg. Original LTV:	78.81%	18.46% - 95.00%
Wtd. Avg. Borrower FICO:	622	500 – 805
Geographic Distribution (Top 5):	CA: 38.57%	
	NY: 8.83%	
	FL: 7.51%	
	MA: 6.55%	
	MD: 5.10%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	2,013	$465,549,384.12	82.39	357	40.07	7.100	610	79.20
Fixed	240	99,503,019.20	17.61	350	38.58	6.711	683	76.95
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	452	$35,110,014.00	6.21	348	37.86	8.424	585	74.9
100,000.01 - 150,000.00	392	48,602,087.00	8.59	354	39.77	7.552	594	78.8
150,000.01 - 200,000.00	295	51,222,005.00	9.06	355	39.54	7.267	598	77.5
200,000.01 - 250,000.00	149	33,357,180.00	5.90	358	39.47	7.208	603	77.4
250,000.01 - 300,000.00	83	22,745,226.00	4.02	359	40.81	7.111	604	81.2
300,000.01 - 350,000.00	183	61,406,037.00	10.86	357	40.21	7.013	615	79.5
350,000.01 - 400,000.00	255	95,616,924.00	16.90	357	38.86	6.765	632	79.7
400,000.01 - 450,000.00	181	76,974,734.00	13.61	356	40.53	6.753	647	80.9
450,000.01 - 500,000.00	95	45,483,819.00	8.04	357	41.81	6.822	635	79.4
500,000.01 - 550,000.00	67	35,281,880.00	6.24	356	38.77	6.537	651	78.3
550,000.01 - 600,000.00	97	56,800,273.00	10.04	354	39.93	6.748	639	77.2
650,000.01 - 700,000.00	2	1,385,000.00	0.24	359	45.99	5.799	684	61.1
750,000.01+	2	1,647,500.00	0.29	359	47.97	6.435	676	68.0
Total:	**2,253**	**$565,632,679.00**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.8**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	452	$35,076,558.46	6.21	348	37.86	8.425	585	74.93
100,000.01 - 150,000.00	392	48,554,169.27	8.59	354	39.77	7.552	594	78.85
150,000.01 - 200,000.00	295	51,171,341.17	9.06	355	39.54	7.268	598	77.54
200,000.01 - 250,000.00	149	33,326,887.89	5.90	358	39.47	7.209	603	77.43
250,000.01 - 300,000.00	83	22,724,261.56	4.02	359	40.81	7.111	604	81.21
300,000.01 - 350,000.00	184	61,701,343.21	10.92	357	40.12	7.010	615	79.54
350,000.01 - 400,000.00	255	95,566,688.65	16.91	357	38.83	6.763	632	79.77
400,000.01 - 450,000.00	180	76,499,017.90	13.54	356	40.65	6.758	647	80.99
450,000.01 - 500,000.00	95	45,431,978.06	8.04	357	41.81	6.822	635	79.45
500,000.01 - 550,000.00	67	35,240,672.96	6.24	356	38.77	6.537	651	78.39
550,000.01 - 600,000.00	97	56,729,938.96	10.04	354	39.93	6.748	639	77.27
650,000.01 - 700,000.00	2	1,383,566.05	0.24	359	45.99	5.799	684	61.11
750,000.01+	2	1,645,979.18	0.29	359	47.97	6.435	676	68.01
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
121 - 180	32	$6,165,040.74	1.09	178	35.11	6.852	644	81.26
181 - 240	33	4,570,320.76	0.81	239	32.21	7.320	639	72.78
241 - 300	4	1,616,640.01	0.29	299	39.17	6.423	730	66.03
301 - 360	2,184	552,700,401.81	97.81	359	39.93	7.033	622	78.86
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	46	$13,448,354.19	2.38	357	38.31	5.343	699	77.54
5.500 - 5.999	318	101,689,338.91	18.00	355	39.23	5.813	670	79.07
6.000 - 6.499	295	93,564,293.65	16.56	356	39.38	6.258	655	79.86
6.500 - 6.999	470	137,196,428.25	24.28	355	39.02	6.758	628	80.07
7.000 - 7.499	184	48,626,603.49	8.61	357	40.19	7.242	597	76.09
7.500 - 7.999	355	81,454,536.13	14.42	356	40.05	7.749	581	77.55
8.000 - 8.499	114	21,878,596.50	3.87	359	42.72	8.264	567	78.12
8.500 - 8.999	213	32,364,944.23	5.73	357	41.09	8.760	572	78.24
9.000 - 9.499	58	7,859,197.85	1.39	352	41.44	9.253	565	75.95
9.500 - 9.999	100	13,654,936.63	2.42	353	41.55	9.728	553	79.04
10.000 - 10.499	33	4,882,941.08	0.86	353	43.79	10.211	563	80.93
10.500 - 10.999	38	4,678,639.05	0.83	352	43.05	10.698	546	75.24
11.000 - 11.499	9	1,117,752.47	0.20	359	43.25	11.191	602	84.27
11.500 - 11.999	12	1,489,609.96	0.26	358	43.01	11.759	576	84.06
12.000 - 12.499	2	196,248.48	0.03	356	37.25	12.131	555	76.53
12.500 - 12.999	3	655,896.62	0.12	358	42.00	12.547	619	77.52
13.000 - 13.499	1	164,770.00	0.03	354	44.00	13.050	524	75.00
13.500 - 13.999	1	64,987.46	0.01	359	42.00	13.750	587	65.00
14.000 - 14.499	1	64,328.37	0.01	354	40.00	14.050	512	70.00
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	9	$1,625,498.71	0.29	352	30.12	6.975	619	21.57
25.01 - 30.00	2	602,273.66	0.11	359	19.06	6.495	709	28.86
30.01 - 35.00	14	1,980,508.31	0.35	351	31.43	6.913	664	32.30
35.01 - 40.00	15	3,441,654.43	0.61	359	38.80	7.019	613	38.44
40.01 - 45.00	16	2,377,731.97	0.42	350	35.20	6.596	637	42.53
45.01 - 50.00	20	4,716,574.26	0.83	341	38.22	7.352	588	47.47
50.01 - 55.00	38	9,832,644.40	1.74	356	38.55	7.107	595	53.35
55.01 - 60.00	92	19,933,088.42	3.53	357	37.71	7.111	598	57.84
60.01 - 65.00	92	23,849,324.22	4.22	359	40.86	7.033	601	63.21
65.01 - 70.00	132	31,946,741.63	5.65	355	39.73	7.136	606	67.97
70.01 - 75.00	346	75,756,747.41	13.41	356	38.70	7.392	593	73.42
75.01 - 80.00	410	104,941,807.42	18.57	355	40.34	6.829	631	78.59
80.01 - 85.00	403	101,370,493.46	17.94	356	40.61	7.218	614	83.71
85.01 - 90.00	640	176,887,073.78	31.30	356	39.96	6.877	643	89.13
90.01 - 95.00	24	5,790,241.24	1.02	357	42.93	6.509	682	92.94
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	102	$17,760,066.62	3.14	357	43.61	8.324	508	68.59
520 - 539	217	40,437,927.34	7.16	357	42.89	8.429	529	74.52
540 - 559	260	53,888,754.14	9.54	357	40.85	7.922	551	75.63
560 - 579	255	55,023,709.70	9.74	357	38.67	7.506	569	77.63
580 - 599	219	47,126,731.02	8.34	358	39.74	7.343	589	79.10
600 - 619	259	63,653,601.37	11.27	356	38.80	6.976	610	77.72
620 - 639	234	59,997,868.60	10.62	356	40.03	6.813	629	81.29
640 - 659	236	70,543,665.90	12.48	355	40.48	6.510	649	81.16
660 - 679	157	49,079,762.74	8.69	354	39.01	6.449	669	81.84
680 - 699	124	38,740,559.08	6.86	353	39.53	6.261	689	80.70
700 - 719	78	27,075,825.23	4.79	353	39.09	6.273	708	80.88
720 - 739	42	15,004,016.42	2.66	358	38.74	6.106	729	84.91
740 - 759	27	10,725,327.42	1.90	357	35.81	6.462	749	82.41
760 - 779	22	8,472,034.52	1.50	350	35.90	6.080	770	79.19
780 - 799	17	6,449,332.59	1.14	355	38.73	6.099	787	71.48
800+	4	1,073,220.63	0.19	338	28.70	5.613	802	46.75
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.00 - 25.00	250	$60,254,495.57	10.66	350	17.72	6.925	633	75.68
25.01 - 30.00	180	40,620,223.70	7.19	353	28.13	6.793	626	77.59
30.01 - 35.00	273	63,295,422.46	11.20	356	33.19	6.951	629	79.75
35.01 - 40.00	328	83,835,647.07	14.84	358	38.24	7.003	619	78.70
40.01 - 45.00	444	107,368,324.33	19.00	355	43.20	7.114	624	79.25
45.01 - 50.00	592	160,097,118.37	28.33	358	48.11	6.980	626	79.89
50.01 - 55.00	186	49,581,171.82	8.77	356	52.99	7.499	588	78.08
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	606	$217,945,657.50	38.57	356	39.75	6.568	636	78.56
New York	148	49,866,167.06	8.83	359	39.62	7.299	629	75.74
Florida	243	42,452,162.45	7.51	354	38.21	7.266	605	78.27
Massachusetts	123	36,987,998.86	6.55	358	40.39	6.843	623	76.41
Maryland	105	28,797,542.44	5.10	351	40.38	6.988	618	78.20
Illinois	139	27,025,197.02	4.78	357	39.96	7.728	606	80.29
Connecticut	58	14,949,969.73	2.65	359	41.06	6.966	622	79.25
Texas	125	14,652,861.33	2.59	345	39.73	8.062	601	76.69
Minnesota	53	13,318,337.10	2.36	357	37.05	6.883	624	81.97
Michigan	73	12,202,385.89	2.16	359	42.57	7.538	596	81.82
Washington	53	12,178,182.25	2.16	357	36.60	6.823	637	82.63
Colorado	42	11,082,823.62	1.96	359	41.26	7.339	631	84.32
Georgia	57	10,685,897.30	1.89	359	42.27	8.462	587	80.73
Pennsylvania	60	9,903,904.50	1.75	352	41.50	7.514	602	81.69
Rhode Island	31	8,032,577.47	1.42	351	42.40	7.145	594	72.13
Wisconsin	33	5,792,380.17	1.03	359	40.54	8.261	606	79.52
Indiana	39	5,172,669.71	0.92	341	35.31	7.017	621	84.17
Nevada	17	4,835,017.00	0.86	359	42.40	6.871	630	83.27
Alabama	30	4,134,140.79	0.73	350	40.13	7.796	610	84.03
Ohio	23	3,927,706.64	0.70	358	42.58	7.648	568	83.56
New Hampshire	15	3,539,425.73	0.63	358	41.40	7.023	613	81.17
Louisiana	24	3,326,954.95	0.59	338	36.54	7.970	586	76.45
Tennessee	19	2,915,852.99	0.52	349	41.22	7.503	603	84.87
Arizona	16	2,556,140.08	0.45	336	36.85	7.062	596	79.80
Missouri	17	2,392,537.07	0.42	359	40.61	7.302	604	83.75
Maine	8	1,566,255.72	0.28	359	32.68	6.904	633	75.73

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Nebraska	6	1,455,719.04	0.26	359	31.49	6.304	657	86.29
South Carolina	11	1,413,173.80	0.25	347	43.31	9.017	577	80.07
Kansas	12	1,391,322.69	0.25	345	40.38	7.857	608	86.18
North Carolina	13	1,306,302.62	0.23	359	34.29	8.567	596	81.34
Delaware	7	1,302,944.61	0.23	349	40.83	7.169	577	62.89
Utah	6	1,217,424.92	0.22	358	43.24	8.133	589	80.61
Mississippi	5	1,115,909.56	0.20	352	38.08	6.605	682	86.93
Hawaii	3	1,093,324.26	0.19	358	47.09	7.023	605	70.94
Arkansas	5	904,117.27	0.16	359	47.29	7.686	627	69.70
Oregon	7	847,124.09	0.15	359	44.73	7.103	598	81.61
Kentucky	6	678,230.02	0.12	359	32.98	8.215	584	83.35
Oklahoma	6	600,814.24	0.11	359	44.18	7.858	563	85.80
Alaska	2	451,415.47	0.08	359	46.74	9.055	532	81.15
Idaho	1	382,268.28	0.07	359	22.00	8.500	536	85.00
Iowa	3	329,179.89	0.06	359	33.35	8.939	564	81.81
Wyoming	3	322,387.19	0.06	357	48.59	8.086	585	82.80
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Primary	2,155	$542,526,557.92	96.01	356	40.11	7.027	621	78.88
Investor	70	15,565,335.27	2.75	350	30.12	7.071	651	76.40
Second Home	28	6,960,510.13	1.23	359	37.13	7.296	652	78.58
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Doc	1,625	$412,025,036.11	72.92	356	39.68	6.916	622	79.39
Limited Doc	273	74,092,556.75	13.11	355	39.19	7.104	619	79.79
Stated Doc	355	78,934,810.46	13.97	356	41.08	7.567	628	74.84
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	2,113	$532,861,542.71	94.30	356	39.83	7.039	622	78.66
Refinance-Debt Consolidation No Cash Out***	132	29,844,821.39	5.28	355	40.23	6.902	629	80.34
Purchase	8	2,346,039.22	0.42	359	30.24	7.087	655	87.45
Total:	2,253	$565,052,403.32	100.00	356	39.81	7.032	622	78.81

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	487	$112,762,449.32	19.96	357	38.83	7.192	586	79.87
3A	192	49,170,208.32	8.70	356	39.59	6.808	617	78.76
4A	194	51,926,932.67	9.19	356	39.19	6.652	635	82.19
5A	194	61,067,330.38	10.81	354	40.62	6.440	649	81.16
6A	139	44,606,442.81	7.89	354	38.54	6.337	669	82.14
7A	151	51,026,482.66	9.03	354	39.98	6.232	693	79.82
8A	143	51,420,122.99	9.10	354	37.55	6.142	745	80.72
A	165	36,730,825.20	6.50	358	39.88	7.654	579	77.95
B	352	64,444,168.55	11.40	356	42.45	8.369	545	74.99
C	207	37,788,849.52	6.69	358	41.96	8.379	544	68.96
D	29	4,108,590.90	0.73	359	42.93	8.605	524	57.53
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
SF Detached	1,946	$493,398,775.79	87.32	356	40.01	7.034	621	78.94
2-4 Family	100	27,870,725.47	4.93	358	37.09	7.147	638	75.99
PUD Detached	83	20,325,918.80	3.60	353	39.54	6.938	631	79.70
Condo	84	19,418,677.99	3.44	354	38.96	6.681	626	79.35
Manufactured Housing	26	2,504,725.22	0.44	356	36.44	7.651	595	72.11
SF Attached	12	1,021,521.15	0.18	359	43.68	8.402	586	75.79
PUD Attached	2	512,058.90	0.09	359	45.74	9.728	596	88.69
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
None	751	$168,918,939.16	29.89	355	39.98	7.574	613	77.7[illegible]
12	59	21,011,854.07	3.72	356	38.57	6.890	651	76.9[illegible]
24	10	4,026,324.97	0.71	359	47.88	8.137	599	78.1[illegible]
30	1	314,775.67	0.06	359	41.00	7.750	576	90.0[illegible]
36	1,432	370,780,509.45	65.62	356	39.71	6.780	625	79.3[illegible]
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	1,431	$210,508,449.66	37.25	355	39.39	7.472	597	77.8[illegible]
Non-Conforming	822	354,543,953.66	62.75	356	40.05	6.771	637	79.4[illegible]
Total:	**2,253**	**$565,052,403.32**	**100.00**	**356**	**39.81**	**7.032**	**622**	**78.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	46	$13,448,354.19	2.89	357	38.31	5.343	699	77.5
11.500 - 11.999	288	89,795,327.71	19.29	357	39.65	5.802	660	80.4
12.000 - 12.499	229	63,493,882.66	13.64	358	39.17	6.254	628	80.6
12.500 - 12.999	392	103,874,627.04	22.31	357	39.64	6.771	612	80.5
13.000 - 13.499	158	37,128,275.82	7.98	357	40.64	7.251	584	75.7
13.500 - 13.999	330	71,748,208.66	15.41	357	39.71	7.757	577	77.7
14.000 - 14.499	111	21,440,190.37	4.61	359	42.81	8.265	566	78.0
14.500 - 14.999	207	30,890,370.71	6.64	357	41.36	8.757	569	78.2
15.000 - 15.499	58	7,859,197.85	1.69	352	41.44	9.253	565	75.9
15.500 - 15.999	98	13,208,765.36	2.84	353	41.54	9.719	551	78.6
16.000 - 16.499	31	4,354,364.29	0.94	354	43.49	10.224	562	81.4
16.500 - 16.999	37	4,614,186.27	0.99	352	42.96	10.695	546	75.2
17.000 - 17.499	8	1,057,792.30	0.23	359	43.60	11.182	606	84.5
17.500 - 17.999	12	1,489,609.96	0.32	358	43.01	11.759	576	84.0
18.000 - 18.499	2	196,248.48	0.04	356	37.25	12.131	555	76.5
18.500 - 18.999	3	655,896.62	0.14	358	42.00	12.547	619	77.5
19.000 - 19.499	1	164,770.00	0.04	354	44.00	13.050	524	75.0
19.500 - 19.999	1	64,987.46	0.01	359	42.00	13.750	587	65.0
20.000+	1	64,328.37	0.01	354	40.00	14.050	512	70.0
Total:	**2,013**	**$465,549,384.12**	**100.00**	**357**	**40.07**	**7.100**	**610**	**79.2**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	46	$13,448,354.19	2.89	357	38.31	5.343	699	77.54
5.500 - 5.999	288	89,795,327.71	19.29	357	39.65	5.802	660	80.45
6.000 - 6.499	229	63,493,882.66	13.64	358	39.17	6.254	628	80.64
6.500 - 6.999	392	103,874,627.04	22.31	357	39.64	6.771	612	80.55
7.000 - 7.499	158	37,128,275.82	7.98	357	40.64	7.251	584	75.71
7.500 - 7.999	330	71,748,208.66	15.41	357	39.71	7.757	577	77.75
8.000 - 8.499	111	21,440,190.37	4.61	359	42.81	8.265	566	78.08
8.500 - 8.999	207	30,890,370.71	6.64	357	41.36	8.757	569	78.20
9.000 - 9.499	58	7,859,197.85	1.69	352	41.44	9.253	565	75.95
9.500 - 9.999	98	13,208,765.36	2.84	353	41.54	9.719	551	78.67
10.000 - 10.499	31	4,354,364.29	0.94	354	43.49	10.224	562	81.44
10.500 - 10.999	37	4,614,186.27	0.99	352	42.96	10.695	546	75.25
11.000 - 11.499	8	1,057,792.30	0.23	359	43.60	11.182	606	84.51
11.500 - 11.999	12	1,489,609.96	0.32	358	43.01	11.759	576	84.06
12.000 - 12.499	2	196,248.48	0.04	356	37.25	12.131	555	76.53
12.500 - 12.999	3	655,896.62	0.14	358	42.00	12.547	619	77.52
13.000 - 13.499	1	164,770.00	0.04	354	44.00	13.050	524	75.00
13.500 - 13.999	1	64,987.46	0.01	359	42.00	13.750	587	65.00
14.000 - 14.499	1	64,328.37	0.01	354	40.00	14.050	512	70.00
Total:	**2,013**	**$465,549,384.12**	**100.00**	**357**	**40.07**	**7.100**	**610**	**79.20**

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.750 - 3.999	1	$197,774.99	0.04	359	38.00	5.300	737	84.26
4.000 - 4.249	1	211,323.19	0.05	359	32.00	6.900	619	90.00
4.250 - 4.499	3	704,658.91	0.15	359	18.86	5.727	694	87.91
4.500 - 4.749	7	1,535,013.72	0.33	359	36.18	5.657	724	82.55
4.750 - 4.999	75	22,423,120.00	4.82	357	38.33	6.052	736	85.42
5.000 - 5.249	118	34,099,669.31	7.32	357	39.58	6.142	686	81.27
5.250 - 5.499	112	34,034,037.11	7.31	356	38.88	6.198	665	84.39
5.500 - 5.749	164	44,921,817.81	9.65	357	40.86	6.321	646	82.22
5.750 - 5.999	211	52,294,199.60	11.23	357	39.08	6.646	622	82.52
6.000 - 6.249	638	147,952,725.40	31.78	357	39.54	7.133	594	79.54
6.250 - 6.499	147	31,401,518.62	6.75	358	39.98	7.728	574	76.01
6.500 - 6.749	332	59,100,158.39	12.69	357	42.30	8.403	544	75.03
6.750 - 6.999	204	36,673,367.07	7.88	358	42.36	8.403	540	67.91
Total:	**2,013**	**$465,549,384.12**	**100.00**	**357**	**40.07**	**7.100**	**610**	**79.20**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
January 2006	35	$5,300,885.95	1.14	351	43.57	8.697	572	77.67
February 2006	1	183,607.54	0.04	355	47.00	10.250	576	80.00
April 2006	1	101,038.51	0.02	357	54.00	7.850	503	75.00
May 2006	145	23,039,963.81	4.95	356	42.39	7.649	598	80.57
June 2006	1,826	435,571,388.31	93.56	357	39.95	7.049	611	79.19
July 2006	5	1,352,500.00	0.29	360	25.00	7.541	545	67.25
Total:	**2,013**	**$465,549,384.12**	**100.00**	**357**	**40.07**	**7.100**	**610**	**79.20**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2	2,013	$465,549,384.12	100.00	357	40.07	7.100	610	79.20
Total:	**2,013**	**$465,549,384.12**	**100.00**	**357**	**40.07**	**7.100**	**610**	**79.20**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1	2,013	$465,549,384.12	100.00	357	40.07	7.100	610	79.20
Total:	**2,013**	**$465,549,384.12**	**100.00**	**357**	**40.07**	**7.100**	**610**	**79.20**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Citigroup Global Markets Inc.

Mortgage Finance	
Randy Appleyard	212-723-6394
Philip Seares	212-723-1145
Perry DeFelice	212-723-1153
Robert Murphy	212-723-1146
Mortgage Trading	
Jim De Mare	212-723-6325
Matthew Cherwin	212-723-6325

Rating Agency Contacts

Standard & Poor's	
Linda Wu	212-438-1567
Chris Deasy	212-438-2405
Moody's	
Dhruv Mohindra	212-553-4143
Fitch	
Kei Ishidoya	212-908-0238
DBRS	
Quincy Tang	212-635-3277